

Mail Stop 3561

December 15, 2017

Ricardo Alejandro Torres
Co-Chief Executive Officer
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

> **Re:** **Pampa Energía S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **File No. 1-34429**

Dear Mr. Torres:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 9: Investments in Associates, page F-100

1. We note that you acquired investments in Venezuelan "mixed companies" through your Petrobras Argentina acquisition. Please address the following comments related to these investments:

   - We note that you determined the fair value of these investments was zero since "the authorizations regarding the change of indirect control by the Government of Venezuela were not obtained." Explain to us in plain English the reasons why no value was attributed to these investments as of December 31, 2016 and how that value represents fair value as defined under IFRS 13. In doing so, identify the specific interests you acquired, including company names and ownership interest percentages.

- Based on your disclosures in Note 9 and on page S-3, it appears that you account for these investments using the equity method and that they generate significant net losses. Clarify if you were recording your share of losses attributable to these investments as of December 31, 2016. If not, please explain how your accounting treatment complies with IFRS. Also provide us with your significance tests under Rule 3-09 of Regulation S-X.

- You disclose that as of the date of these financial statements, you were working on the requirements of the Government of Venezuela's authorities in order to obtain the aforementioned authorizations. Please describe to us any progress you have made on this matter during 2017. Also tell us how you currently expect to account for these mixed companies and whether you currently expect to provide financial statements for these companies under Rule 3-09 of Regulation S-X in your upcoming Form 20-F for the year ended December 31, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products